

April 28, 2014

<u>VIA E-MAIL</u>
Mr. John C. Popeo
Treasurer and Chief Financial Officer
CommonWealth REIT
Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458-1634

> **Re: CommonWealth REIT**
> **Form 10-K for the year ended December 31, 2013**
> **Filed on February 28, 2014**
> **File No. 001-12504**

Dear Mr. John C. Popeo:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.   In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2013</u>

<u>Results Of Operations, pages 66 – 78</u>

1.   We note that starting on page 69 you have presented a table where actual results have been adjusted for both periods presented, to deconsolidate Select Income REIT (SIR) and account for your investment in SIR under the equity method since its initial public offering on March 12, 2012.   We also note that SIR was your consolidated subsidiary until July 2, 2013.   Please clarify your basis in GAAP for presenting this information within your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3629 if you have any questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief